UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 14, 2026, Innovation Beverage Group Ltd. (the “Company”), entered into a Sales Agreement (the “Sales Agreement”) with Aegis Capital Corp. (the “Sales Agent” or “Aegis”), pursuant to which the Company may, from time to time, issue and sell its ordinary shares, no par value per share (the “Ordinary Shares”), having an aggregate gross sales price of up to $2,500,000, through the Sales Agent.

Sales of Ordinary Shares under the Sales Agreement, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-292446), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025 and declared effective on January 7, 2026, as supplemented by a prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) on January 14, 2026. The Company is not obligated to sell any Ordinary Shares under the Sales Agreement and may suspend or terminate sales at any time.

Subject to the terms and conditions of the Sales Agreement, the Ordinary Shares may be sold by any method deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including sales made on The Nasdaq Capital Market (“Nasdaq”) at market prices prevailing at the time of sale, prices related to such prevailing market prices, or negotiated transactions, subject to the Company’s instructions. The Sales Agent has agreed to use commercially reasonable efforts consistent with normal trading and sales practices to execute sales orders on mutually agreed terms. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

The Company is not obligated to, and it cannot provide any assurances that it will, make any sales of the Ordinary Shares under the Sales Agreement. The offering of Ordinary Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Ordinary Shares subject to the Sales Agreement or (ii) termination of the Sales Agreement in accordance with its terms.

Pursuant to the Sales Agreement, the Company will pay the Sales Agent a commission equal to 3.0% of the gross proceeds of any Ordinary Shares sold under the Sales Agreement, in addition to reimbursement of certain expenses. The Company anticipates no other commissions or material expenses related to sales under the Sales Agreement.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed as an exhibit to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

EXHIBITS

Exhibit No.	Description of Exhibit
5.1	Opinion of Sichenzia Ross Ference Carmel LLP
10.1	At-The-Market Equity Offering Sales Agreement, dated as of January 14, 2026
23.1	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: January 20, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer